UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice for the Announcement of the 3rd Quarter of 2026

Provisional Earnings and the Business Plan

1.	Agenda

•	Provisional earnings for the 3rd quarter of 2026

•	Q&A session

2.	Date and Time

November 2, 2026 at 3:00 pm (15:00) KST

3.	Venue

Conference call

4.	Participants

Analysts, institutional investors and press

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: October 20, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President